                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                   Form 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended: December 31, 2000

                        Commission file number 1-10853

                      BB&T Corporation 401(k) Saving plan
                 ---------------------------------------------
                           (Full title of the plan)

                               BB&T Corporation
                        ------------------------------
                        (Name of issuer of securities)

                            200 West Second Street
                            Winston-Salem, NC 27101
                            ----------------------
               (Address of issuer's principal executive offices)
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BB&T Corporation
401(k) Savings Plan

Financial Statements as of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

Report of Independent Public Accountants




To the BB&T Corporation Retirement Plans Committee:

We have audited the accompanying statements of net assets available for plan benefits of the BB&T Corporation 401(K) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Charlotte, North Carolina,
 June 25, 2001.

                     BB&T Corporation 401(k) Savings Plan

             Statements of Net Assets Available for Plan Benefits
                       As of December 31, 2000 and 1999

                                                       2000             1999
                                                   ------------     ------------
Assets:
 Investments at fair value-
  Common stock                                     $735,977,113     $512,429,926
  Mutual funds                                      114,277,475       79,427,352
  One-year bank investment contracts                  9,757,278        8,773,212
  BB&T U.S. Treasury Money Market Fund               30,553,222       19,676,750
                                                   ------------     ------------
                                                    890,565,088      620,307,240
 Investments at cost - Participant loans             10,237,603       10,167,007
                                                   ------------     ------------
     Total investments                              900,802,691      630,474,247
                                                   ------------     ------------
Net assets available for plan benefits             $900,802,691     $630,474,247
                                                   ============     ============


                The accompanying notes to financial statements
                   are an integral part of these statements.

                      BB&T Corporation 401(k) Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits
                For the Years Ended December 31, 2000 and 1999


                                                                    2000            1999
                                                                ------------    -------------
Additions to net assets attributed to:
 Investment income (loss)-
  Dividends on common stock                                     $ 16,829,994    $  13,896,068
  Net gain (loss) from investment activity                       202,019,972     (233,113,876)
                                                                ------------    -------------
         Total investment income (loss)                          218,849,966     (219,217,808)
                                                                ------------    -------------
 Contributions-
  Employer                                                        24,417,806       17,868,632
  Employee                                                        41,623,722       23,259,950
  Merged entities (Note 3)                                        32,152,784        9,714,025
                                                                ------------    -------------
         Total contributions                                      98,194,312       50,842,607
                                                                ------------    -------------
         Total additions (deductions)                            317,044,278     (168,375,201)
Deductions from net assets attributed to:
 Withdrawals                                                     (45,215,119)     (71,293,385)
 Administrative expenses                                          (1,500,715)      (1,304,991)
                                                                ------------    -------------
Net assets available for plan benefits, beginning of year        630,474,247      871,447,824
                                                                ------------    -------------
Net assets available for plan benefits, end of year             $900,802,691    $ 630,474,247
                                                                ------------    -------------

                The accompanying notes to financial statements
                   are an integral part of these statements.

                     BB&T CORPORATION 401(k) Savings Plan

                         Notes to Financial Statements
                          December 31, 2000 and 1999

1.  DESCRIPTION OF PLAN:

     The following description of the BB&T Corporation 401(k) Savings Plan (the
     Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan sponsored by BB&T Corporation (the Bank or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     The Plan covers all employees who meet age and service requirements. Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

     The Plan offers nine investment options for employee contributions: the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T International Equity Fund, the BB&T Large Company Value Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund, the BB&T Large Company Growth Fund, BB&T One-Year Bank Investment Contracts (which invests in one-year guaranteed income contracts of the Bank) and the BB&T Common Stock Fund. Each participant may elect to direct employee and employer contributions to any combination of the funds. Participants may change their investment elections daily.

     Contributions

     Contributions to the Plan are made monthly by employees in amounts equal to whole percentages, from 1% to 16%, of their monthly compensation. The Bank makes matching contributions of 100% of up to 6% of each participant's compensation contributed to the Plan. Participants are fully vested in their accounts at all times.

     Participant Loans

     The Plan permits a participant to borrow up to 50% of their account balance, not to exceed $50,000, or $50,000 minus the participant's highest outstanding loan amount of the prior 12 months. The minimum loan amount is $1,000. Only one loan can be made during the plan year and a participant may have only one loan outstanding at any time. The interest rate to be paid on the amounts borrowed is equal to the Bank's prime lending rate plus 1% at the time of the loan.

     Payment of Benefits

     Under terms of the Plan, a participant is allowed to withdraw certain funds from his account twice a year. Upon retirement, a participant may elect to have distributions paid from this account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed 15 years, the participant's life expectancy, or the life expectancy of the participant and beneficiary.

2.  SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Reclassification

     Certain prior year amounts have been reclassified to conform with the current year presentation.

     Investments in Securities

     Investments in securities are stated at fair value. The fair value of marketable securities is based on published quotations obtained from national securities exchanges. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Bank investment contracts are stated at fair value, which do not materially differ from contract value.

     The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on bank investment contracts and mutual fund shares.

     Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

     Investments in Participant Loans

     Investments in participant loans are stated at cost. Adjustments necessary to reflect the fair value of the loans would not be material to the financial statements.

     Administrative Expenses

     The Plan Sponsor may elect, but is not required to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Trustee fees consist primarily of administrative services rendered by the Bank's Trust Division (see Note 7).

3.  MERGED PLANS:

     During 2000, the Mason-Dixon Bancshares Employee Savings and Investment Plan, the Phillips Factors Corporation 401(k) Retirement Savings Plan, the First Liberty Financial Corp. Employee Savings and Stock Ownership Plan, and the Kay & Company, Inc. Profit Sharing Plan were merged into the Plan. Plan assets approximating $32.2 million were transferred into the Plan as a result of these mergers. During 1999, the Virginia First Savings Bank 401(k) Plan, the C.M. Harris Holding Company & Affiliates 401(k) Plan, and the Franklin National Bank 401(k) Retirement Plan were merged into the Plan. Plan assets approximating $9.7 million were transferred into the Plan as a result of these mergers.

4.  INVESTMENTS:

     At December 31, 2000 and 1999, the fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                    2000              1999
                                                ------------      ------------
          BB&T Corporation common stock         $735,977,113      $512,429,926
          BB&T Large Company Value Fund           54,147,421        41,288,537
                                                ============      ============

     Included in the BB&T Corporation common stock listed above, at December 31, 2000 and 1999, respectively, are approximately 392,482 and 421,477 shares of the Employee Stock Ownership Plan's BB&T Corporation common stock which have been allocated to the participants' accounts. The fair market value of these shares is $14,644,478 and $11,493,587 at December 31, 2000 and 1999,
     respectively.

5.  TAX STATUS:

     The Internal Revenue Service (IRS) issued a determination letter on September 6, 1996, which stated that the Plan and its underlying trust qualify, in form, under the applicable provisions of the Internal Revenue Code (IRC) and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust are currently being operated in compliance with the applicable requirements of the IRC.

6.  PLAN TERMINATION:

     Although it has not expressed an intent to do so, the Bank has the right to discontinue its contributions at any time or to terminate the Plan. In the event of plan termination, the assets would be distributed in accordance with the plan agreement.

7.  PARTY-IN-INTEREST TRANSACTIONS:

     The Plan received cash dividends of $16,829,994 and $13,896,068 on its investment in BB&T Corporation common stock during 2000 and 1999, respectively.

     Included in plan assets are mutual funds sponsored by the Bank and guaranteed income contracts issued by the Bank. Transactions in such securities qualify as party-in-interest transactions as defined by ERISA.

     The cost of administrative services rendered by the Bank's Trust Division for the years ended December 31, 2000 and 1999, was $1,362,247 and $1,117,264, respectively (see Note 2).

                                                                        Schedule


                     BB&T Corporation 401(k) Savings Plan

    Schedule H, Line 4i -- Schedule of Assets Held for Investment Purposes
                                At End of Year




           (b)                                                                                                   (e)
       Identity of                                     (c)                                        (d)            Fair
(a)       Party                               Description of Assets                               Cost           Value
---    -----------   -------------------------------------------------------------------------    ----        ------------
 *        BB&T       U.S. Treasury Money Market Fund - 30,553,222 shares                          N/A         $ 30,553,222
 *        BB&T       Intermediate U.S. Government Bond Fund - 1,329,717 shares                    N/A           13,390,247
 *        BB&T       Large Company Value Fund - 2,994,879 shares                                  N/A           54,147,421
 *        BB&T       Common Stock Fund - 18,197,250 shares                                        N/A          721,332,635
 *        BB&T       One-Year Bank Investment Contracts - 9,757,278 shares                        N/A            9,757,278
 *        BB&T       Balanced Fund - 973,518 shares                                               N/A           12,159,239
 *        BB&T       Large Company Growth Fund - 596,641 shares                                   N/A            7,088,101
 *        BB&T       International Equity Fund - 476,479 shares                                   N/A            4,850,552
 *        BB&T       Small Company Growth Fund - 1,012,155 shares                                 N/A           22,641,915
 *                   Participant loans, varying maturities, rates ranging from 6.5% to 10.75%     N/A           10,237,603
                                                                                                  ====        ============

*         Denotes party-in-interest.

N/A Due to the Plan being fully participant directed, such values are not applicable.